KINDER MORGAN ENERGY PARTNERS, L.P. AND SUBSIDIARIES
EXHIBIT 12 - STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars In Millions Except Ratio Amounts)

	Nine Months Ended	Nine Months Ended
	September 30, 2012	September 30, 2011
Earnings: Pre-tax income from continuing operations before adjustment for net income attributable to the noncontrolling interest and equity earnings (including amortization of excess cost of equity investments) per statements of income	$1,239	$527
Add:
Fixed charges	517	448
Amortization of capitalized interest	4	3
Distributed income of equity investees	213	142
Less:
Interest capitalized from continuing operations	(17)	(10)
Noncontrolling interest in pre-tax income of subsidiaries with no fixed charges	—	—
Income as adjusted	$1,956	$1,110

Fixed charges: Interest and debt expense, net per statements of income (includes amortization of debt discount, premium, and debt issuance costs; excludes capitalized interest)	$497	$406
Add:
Portion of rents representative of the interest factor	20	42
Fixed charges	$517	$448

Ratio of earnings to fixed charges	3.78	2.48